Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2011	2010	2009	2008	2007
Ratio of Earnings to Fixed Charges*	10.1x	27.4x	100.2x	16.4x	102.1x

*	For purposes of calculating these ratios, “Earnings” consists of (x) earnings from continuing operations, before income taxes, (y) fixed charges and (z) amortization of any capitalized interest, and “Fixed Charges” consists of (x) interest expensed and capitalized, (y) amortized premiums, discounts and capitalized expenses related to indebtedness and (z) an estimate of the interest within rental expense.